February 16, 2016

VIA EDGAR

Mr. Dietrich A. King

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WSFS Financial Corporation
Registration Statement on Form S-4
Filed January 19, 2016
File No. 333-209042

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WSFS Financial Corporation (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-4 (File No. 333-209042) be accelerated by the Securities and Exchange Commission (the “Commission”) to Wednesday, February 17, 2016 at 10:00 a.m., Eastern Time, or as soon as practicable thereafter.

Through this letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Rusty Conner or Michael Reed of Covington & Burling, LLP, who can be reached at (202) 662-5986 or (202) 662-5988, respectively.

Sincerely,

WSFS FINANCIAL CORPORATION

By:	/s/ Rodger Levenson
Rodger Levenson Executive Vice President & CFO